SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d–101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No.     )*

Precision Drilling Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74022D308

(CUSIP Number)

Dale MacMaster

Alberta Investment Management Corporation

1100 10830 Jasper Avenue

Edmonton, Alberta

T5J 2B3

780-392-3600

With a Copy to:

Frank Adams

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

212-259-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2011

(Date of Event which Requires Filing of this Statement)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6)

CUSIP No.74022D308	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 56,464,289
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 56,464,289
	10.	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,464,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.42%[1]
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

[1]

Based on 275,725,588 common shares outstanding as of March 1, 2011, as reported by Precision Drilling Corporation in its Form 40-F, filed with the Securities and Exchange Commission on March 30, 2011. Includes 41,464,289 common shares and warrants for the purchase of 15,000,000 common shares at an exercise price of $3.22 per share.

CUSIP No.74022D308	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares (the “Common Shares”) of Precision Drilling Corporation, a corporation existing under the laws of Alberta, Canada (the “Issuer”) and warrants for the purchase of Common Shares. The address of the principal executive office of the Issuer is 4200-150, 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3Y7.

Item 2.	Identity and Background.

(a)-(c) and (f): This Schedule 13D is being filed by Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation (the “Reporting Person” or “AIMCo”), a body corporate established under the Alberta Investment Management Corporation Act R.S.A. c. A-26.5 (2007) (the “Alberta Investment Management Corporation Act”), with respect to the Shares held on behalf of clients for which AIMCo serves as investment manager. The principal business address of AIMCo is 1100 10830 Jasper Avenue, Edmonton, Alberta, T5J 2B3. The principal business of AIMCo is, pursuant to the Alberta Investment Management Corporation Act, to provide investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

(d)-(e): During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, the persons listed on Appendix A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used to acquire the securities of the Issuer reported on this Schedule 13D was the assets of investment management clients of AIMCo. No borrowed funds were used to purchase such securities of the Issuer.

Item 4.	Purpose of Transaction.

AIMCo initially acquired securities of the Issuer, on behalf of its investment management clients, for investment purposes. Such securities of the Issuer continue to be held for investment purposes.

At the Issuer’s 2011 annual and special meeting of holders of the Common Shares (the “Meeting”), held on May 11, 2011, Brian J. Gibson was nominated for a seat on the Issuer’s board of directors. Mr. Gibson is an executive officer of AIMCo, serving as its Senior Vice President, Equities. Holders of Common Shares voted at the Meeting to approve Mr. Gibson’s election to serve on the Issuer’s board of directors.

CUSIP No.74022D308	Page 4 of 6 Pages

Other than as set forth in this Schedule 13D, AIMCo has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions or matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c): As computed using rule 13d–3 promulgated under the Securities Exchange Act of 1934, as amended, AIMCo may be deemed to beneficially own, with sole voting and dispositive power, 56,464,289 Common Shares, which includes warrants to purchase 15,000,000 Common Shares (the “Warrants”). The Warrants are immediately exercisable at an exercise price of $3.22 per Common Share. Such beneficial ownership of the Common Shares, together with the Warrants, constitutes approximately 19.42% of the Common Shares outstanding as of March 1, 2011 (assuming full conversion of the Warrants beneficially owned by AIMCo), as reported by the Issuer in its Form 40-F, filed with the Securities and Exchange Commission on March 30, 2011.

AIMCo has not effected any transaction in the securities of the Issuer during the past 60 days.

(d): AIMCo does not know of any other person who has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in paragraph (a).

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No.74022D308	Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011

Her Majesty the Queen in Right

of the Province of Alberta as

represented by Alberta

Investment Management

Corporation

By:	/s/ Dale MacMaster
Name: Dale MacMaster
Title: Senior Vice President, Fixed Income Investments

CUSIP No.74022D308	Page 6 of 6 Pages

APPENDIX A

INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS

Name	Position	Address	Principal Occupation	Citizenship

A. Charles Baillie	Chairman of the Board of Directors	1100 – 10830 Jasper Avenue, Edmonton, Alberta, Canada, T5J 2B3	Businessman	Canada

George F. J. Gosbee	Vice Chair of Board of Directors	Same as above	President and Chief Executive Officer of AltaCorp Capital Inc.	Canada

Clive J. Beddoe	Director	Same as above	Chairman of WestJet Airlines	Canada

Ross A. Grieve	Director	Same as above	Executive Chairman of PCL Constructors Inc.	Canada

Virginia Holmes	Director	Same as above	Businesswoman	United Kingdom

Daryl A. Katz	Director	Same as above	Chairman and Chief Executive Officer of The Katz Group	Canada

Andrea S. Rosen	Director	Same as above	Businesswoman	Canada United States

Mac H. Van Wielingen	Director	Same as above	Founder and Co-Chair of ARC Financial Corp.	Canada

Cathy Williams	Director	Same as above	Businesswoman	Canada

Leo De Bever	Chief Executive Officer and Chief Investment Officer	Same as above	Chief Executive Officer and Chief Investment Officer of AIMCo	Canada

Jadgdeep Bachher	Chief Operating Officer	Same as above	Chief Operating Officer of AIMCo	Canada

Dale MacMaster	Senior Vice President, Fixed Income Investments	Same as above	Senior Vice President, Fixed Income Investments of AIMCo	Canada

Brian Gibson	Senior Vice President, Public Equities	Same as above	Senior Vice President, Public Equities of AIMCo	Canada

Andrew Huntley	Vice President, Mortgages	Same as above	Vice President, Mortgages of AIMCo	Canada

George Engman	Senior Vice President, Private Equity	Same as above	Senior Vice President, Private Equity of AIMCo	Canada and Britain

Micheal Dal Bello	Senior Vice President, Real Estate	Same as above	Senior Vice President, Real Estate of AIMCo	Canada

Robert Mah	Senior Vice President, Infrastructure and Timber Investments	Same as above	Senior Vice President, Infrastructure and Timber Investments of AIMCo	Canada

Steve Stewart	Vice President, Private Debt	Same as above	Vice President, Private Debt of AIMCo	Canada